November 30, 2015

Alison White

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Diamond Hill Funds: File Nos. 333-22075 and 811-8061

Dear Ms. White:

On October 6, 2015, Diamond Hill Funds (the “Trust”), on behalf of Diamond Hill High Yield Fund (the “Fund”), filed Post-Effective Amendment No. 47 to its Registration Statement on Form N-1A (the “Amendment”). On October 30, 2015, you provided oral comments. On November 30, 2015 the Trust, on behalf of the Fund, filed Post-Effective Amendment No. 48 to its Registration Statement on Form N-1A. The following is a summary of our understanding of your comments and the response from the Trust. Where necessary, these responses have been incorporated into Post-Effective Amendment No. 48.

1.	Comment: In future filings please include a transmittal letter.

Response: A transmittal letter will be included for future filings.

2.	Comment: Please make the Tandy representations in your response letter.

Response: The Tandy representations have been included at the end of this letter.

3.	Comment: Please update the Edgar class and series identifiers with the High Yield Fund’s ticker symbol, when available.

Response: The information has been updated.

4.	Comment: Fee Table – Page 1. If other expenses are estimated, add a footnote stating that other expenses are estimated for the current fiscal period.

Response: Other expenses are not estimated. The Fund pays the administrator an administration fee pursuant to an Administrative, Fund Accounting and Transfer Agency Services Agreement, from which the administrator will pay all operating expenses of the Fund not specifically assumed by the Fund.

5.	Comment: Portfolio Turnover – Page 1. Consider including the predecessor private fund’s portfolio turnover rate.

Response: Since the predecessor private fund does not yet have a full year of operations, we do not feel that inclusion of the portfolio turnover rate at this time would be meaningful. We therefore respectfully decline to include the portfolio turnover rate of the predecessor private fund.

6.	Comment: Principal Investment Strategy – Page 2: In the first sentence after the phrase “80% of its net assets,” add “plus borrowings for investment purposes.” If the Fund does not borrow for investment purposes, no additional disclosure is necessary.

Response: The Fund does not intend to borrow for investment purposes; therefore, no additional disclosure is necessary.

7.	Comment: Principal Investment Strategies – Page 2: The Fund invests in debt securities issued by foreign companies. Add foreign investment risk to the Main Risks section.

Response: The requested risk disclosure language has been included in the Main Risks section as follows:

“Foreign and Emerging Markets Risk The fund may invest in non-U.S. securities and U.S. securities of companies domiciled in foreign (non-U.S.) countries that may experience more rapid and extreme changes in value than a fund that invests exclusively in securities of U.S. companies. These companies may be subject to additional risks, including political and economic risks, civil conflicts and war, greater volatility, expropriation and nationalization risks, currency fluctuations, higher transaction costs, delayed settlement, possible foreign controls on investments, and less stringent investor protection and disclosure standards of foreign markets. These risks are magnified in emerging markets.”

8.	Comment: Principal Investment Strategies – Page 2: The Fund invests in contingent convertible securities. If investing in contingent convertible securities is a principal strategy, add appropriate disclosure (including risk disclosure) to the summary section.

Response: The Fund does not intend to invest in contingent convertible securities as part of its principal investment strategy. Therefore, no additional risk disclosure has been added. The first sentence in the second paragraph under “Principal Investment Strategy” on page 2 of the Prospectus and the first sentence in the second paragraph under “Additional Information About Investment Strategies and Related Risks” on page 4 of the Prospectus have been revised as follows:

“While not a part of the fund’s principal investment strategy of investing in corporate bonds, the fund may invest in other debt securities such as trust preferred securities, convertible securities, preferred stock, equity securities, U.S. Government and Agency securities, and mortgage or asset-backed securities.”

9.	Comment: Principal Investment Strategies – Page 2: Inform the staff supplementally whether the predecessor private fund invests in contingent convertible securities. If it does, in what amount does it invest?

Response: The predecessor private fund does not hold any contingent convertible securities.

10.	Comment: Principal Investment Strategies – Page 2: Review the Staff Guidance 2014-1 and decide whether the disclosure regarding the risk of investing in fixed income securities is sufficient.

Response: We have reviewed Staff Guidance 2014-1 and have determined that the disclosure language regarding the risk of investing in fixed income securities is sufficient.

11.	Comment: Principal Investment Strategies – Page 2: The Fund discloses the risk of securities lending. Disclose the use of this strategy in the principal investment strategy section.

Response: While the use of securities lending is not part of the Fund’s principal investment strategy, the Fund plans to participate in securities lending in order to generate additional income, which will subject the Fund to securities lending risk. Therefore, the Securities Lending Risk language has been removed from the Main Risks section and will only be included in the “Additional Information About Investment Strategies and Related Risks” main section. Additionally, the following paragraph will be added at the end of the “Investment Strategy” sub-section in the “Additional Information About Investment Strategies and Related Risks” main section:

“To generate additional income, the fund may lend its portfolio securities to financial institutions, meaning that a significant portion of the fund could be on loan at any given time. While this practice will not impact the fund’s principal investment strategy, it does subject the fund to the securities lending risk described below.”

12.	Comment: Principal Investment Strategies – Page: Confirm that the costs related to securities lending are not reflected in the fee table.

Response: The costs related to securities lending are not reflected in the fee table.

13.	Comment: Performance – Page 3: Because the Fund has not yet commenced operations, include the following disclosure:

“The fund does not have a full calendar year of performance. The fund is a successor to an unregistered investment company (“Predecessor Fund”) that was managed by the fund’s adviser and is expected to be reorganized into the fund as of the date the fund commences investment operations.”

Response: The first sentence of the first paragraph under the “Performance” section has been revised to state that the Fund does not have a full calendar year of performance as follows:

“No performance information is presented for the fund at this time, as the fund has not yet commenced operations and does not have a full calendar year of performance.”

The prospectus discloses that the assets of the Predecessor Fund will be converted into the assets of the Fund upon the establishment of the Fund and that the Predecessor Fund was managed by the Fund’s adviser. The inception date of the Predecessor Fund has been changed from December 31, 2014, to December 4, 2014.

14.	Comment: Performance – Page 3: Please shorten the description of the broad-based index.

Response: The description of the broad-based index has been shortened. The sixth and seventh sentences in the first paragraph under the Performance section have been deleted. The description of the index will now read: “The BofA Index tracks the performance of U.S. dollar denominated below investment grade corporate debt publicly issued in the U.S. domestic market.”

15.	Comment: Performance – Page 3: In a supplemental response:

A.	State whether the adviser managed any other accounts materially equivalent to the fund being registered. If so, were the accounts converted to registered investment companies? If not, why not.

Response: The adviser does not manage any other accounts materially equivalent to the Fund being registered.

B.	Please explain why the predecessor fund was chosen to be registered and if any other materially equivalent accounts had lower performance relative to the predecessor fund.

Response: The Trust currently offers the Strategic Income Fund, which normally invests at least 80% of its net assets in corporate fixed income securities including investment grade and below investment securities. The predecessor fund was chosen for registration because it provides another option for investors seeking greater high yield exposure than that offered by the Strategic Income Fund. The Fund’s investment adviser does not manage any other accounts materially equivalent to the fund being registered.

C.	Please advise whether the adviser believes the predecessor fund would have complied with Sub-chapter M of the Internal Revenue Code.

Response: The adviser believes that the predecessor fund would have complied with Sub-chapter M of the Internal Revenue Code.

D.	If the standardized SEC method of calculating performance will not be used to compute performance, please disclose in the prospectus the method used and that it differs from the SEC method.

Response: The standardized SEC method of calculating performance will be used.

E.	Please represent supplementally that the fund has the records necessary to support the calculation of performance as required by Rule 204-2(a)(16) of the Investment Advisers Act.

Response: The Fund has the records necessary to support the calculation of performance as required by Rule 204-2(a)(16) of the Investment Advisers Act.

F.	Please advise supplementally why the predecessor fund was created.

Response: In 2014, the investment adviser added a team member who had substantial experience investing in high yield bonds. The predecessor fund was formed to take advantage of the new team member’s skills and to offer clients a wider range of fixed income investment options.

16.	Comment: Portfolio Management - Page 3: If the portfolio managers also managed the predecessor fund, use the 2014 date. If not, use 2015.

Response: The 2014 date will remain in the prospectus for William Zox and John McClain as both individuals managed the predecessor fund.

17.	Comment: Portfolio Management – Page 3: Is Suken Patel jointly responsible for the day-to-day management of the fund? If not, he shouldn’t be named.

Response: As an Assistant Portfolio Manager, Suken Patel will be responsible for the day-to-day management of the Fund.

18.	Comment: Portfolio Conflicts – Page 3: Change the heading to use the term required by Form N-1A.

Response: The heading has been changed to read “Payments to Broker-Dealers and Other Financial Intermediaries” to conform to the requirements of N-1A.

19.	Comment: Additional Information – Page 4: If REITs and indexed bonds are principal strategies, they should be disclosed in the summary.

Response: Neither REITs nor indexed bonds are principal strategies. Therefore, the disclosure has not been added to the summary. Further, the word “Principal” has been deleted from the heading “Principal Securities in which the Fund Invests” and that section has been revised to read as follows:

“The Adviser intends to achieve the fund’s objectives by investing in a diversified portfolio of debt securities that are rated below investment grade or are unrated. The credit risks of corporate debt securities vary widely based on the strength of the issuer and the priority of repayment. For example, higher ranking (senior) debt securities have a higher repayment priority than lower ranking (subordinated) debt securities. While not a part of the fund’s principal investment strategy of investing in corporate bonds, the fund also may invest in convertible corporate bonds, U.S. Treasury and Agency securities, mortgage and asset-backed securities, real estate investment trusts (“REITs”), and inflation-indexed bonds, which are fixed income securities whose principal value is periodically adjusted according to the rate of inflation. The fund may invest in preferred stocks, including trust preferred and convertible preferred stocks. Preferred stocks are equity securities with rights superior to those of common stocks and convertible preferred stock is preferred stock of an issuer that may be convertible within a specified time period into a certain number of shares of common stock of the same or a different issuer.

20.	Comment: Investment Risk – Page 4: The risks of investing in REITs, ETFs and registered investment companies are not disclosed in the summary. If they are principal strategies they should be disclosed in the summary. If they are not principal strategies, they should not be in the prospectus.

Response: REITs, ETFs and registered investment companies are not principal strategies. Therefore, they are not disclosed in the summary, but are instead disclosed in the “Additional Information About Investment Strategies and Related Risks” main section, along with corresponding risk disclosure.

21.	Comment: Investment Risk – Page 5: Explain why you have sector emphasis risk if the fund has a policy not to concentrate.

Response: The Fund may, from time to time, invest its assets in one or more sectors. Sectors are areas of the economy in which businesses share the same or related product or service (e.g., technology, health, energy, etc.). The Fund does not intend to concentrate its assets in any particular industry.

22.	Comment: Investment Risk – Page 5: Why is equity risk disclosure included in a bond fund prospectus?

Response: As stated on page 2, in addition to corporate bonds, the Fund may invest in other types of securities, including equity securities. Therefore, Equity Market Risk has been added to the prospectus.

23.	Comment: Investment Risk – Page 5: Note that the SEC’s position is that liquidity should be continuously monitored. See “Illiquidity Risk”.

Response: The Fund has adopted procedures that require the continuous monitoring of liquidity.

24.	Comment: Redemption in Kind – Page 12: Disclose that securities received as redemptions-in-kind bear market risks until sold and may incur brokerage fees.

Response: The following disclosure has been added to the end of the last paragraph in the “Additional Information” subsection of “How to Redeem Shares”:

“If you receive securities when redeeming your account, the securities will be subject to market fluctuation and you may incur transaction costs if the securities are sold.”

25.	Comment: Redemption in Kind – Page 12: Disclose if the Fund will use illiquid securities to fund redemptions-in-kind.

Response: At the discretion of the Fund, illiquid securities may be used to fund redemptions-in-kind. Therefore, the following sentences have been added after the second sentence in the second paragraph in the “Additional Information” subsection of “How to Redeem Shares”:

“Readily marketable securities may include illiquid securities. You may experience a delay in converting illiquid securities to cash.”

26.	Comment: Low Balance Accounts – Page 12: Consider disclosing the $5 fee on the fee table.

Response: Based on the understanding that this type of disclosure is not required by Form N-1A, we respectfully decline to add the suggested disclosure at this time.

27.	Comment: SAI – Page 21: Note that the SEC’s position is that liquidity should be continuously monitored.

Response: See response to Item 23 above.

28.	Comment: SAI: Include in an appendix to the SAI audited financial statements for the private fund as of the last fiscal year and unaudited financial statements for a more current period.

Response: This information has been incorporated as Appendix - A to the SAI.

The Trust has authorized me to convey to you that the Trust acknowledges the following:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declare the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions concerning this request please contact Michael V. Wible at (614) 469-3297.

Best regards,

/s/ Michael V. Wible

Michael V. Wible

cc:	(w/ attachment)

Gary Young